AllerPops Corp. (the "Company") a New Mexico Corporation
Financial Statements (unaudited) and
Independent Accountant's Review Report
Years and months ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AllerPops Corp.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 9, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 19, 2023

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	34,880	26,616
Accounts Receivable	1,050	300
Prepaid Expenses	2,163	1,991
Inventory	39,397	44,151
Total Current Assets	77,491	73,059
Non-current Assets		
Intangible Assets: Patents (pending and awarded), net of Accumulated Amortization	121,890	107,000
Security Deposits	1,400	1,400
Right of Use Asset	44,707	-
Total Non-Current Assets	167,998	108,400
TOTAL ASSETS	245,488	181,458
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards Payable	56,538	7,877
Current Portion of Related Party Notes Payable	57,252	6,777
Short-Term Lease Liability	15,996	431
Short-Term Notes Payable	3,279	
Accrued Liabilities	90,981	4,275
Total Current Liabilities	224,046	19,360
Long-Term Liabilities		
Related Party Notes Payable, net of Debt Issuance Costs	572,346	291,962
Long-Term Notes Payable	99,638	
Long-Term Lease Liability	29,358	
Total Long-Term Liabilities	701,342	291,962
TOTAL LIABILITIES	925,388	311,322
EQUITY		
Accumulated Paid in Capital, net of Offering Costs	713,404	708,404
Accumulated Deficit	(1,393,304)	(838,267)
Total Equity	(679,900)	(129,863)
TOTAL LIABILITIES AND EQUITY	245,488	181,458

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	44,889	58,156
Cost of Sales	9,903	16,394
Gross Profit	34,986	41,762
Operating Expenses		
Advertising and Marketing	101,447	164,705
General and Administrative	466,675	199,324
Interest	25,369	6,860
Rent and Lease	18,291	17,689
Amortization	4,838	9,523
Total Operating Expenses	616,620	398,102
Operating Loss	(581,634)	(356,340)
Other Income	26,597	3,000
Net Loss	(555,037)	(353,340)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
NET INCOME (LOSS)	(555,037)	(353,340)
OPERATING ACTIVITIES		
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation & Amortization	4,838	9,523
Operating Lease Asset and Liability, net	647	-
Accounts Receivable	(750)	147
Inventory	4,754	9,574
Prepaid Expenses	(172)	(77)
Credit Cards Payable and Accruals	86,706	3,465
Deferred Rent	(431)	(426)
CASH PROVIDED BY (USED) IN OPERATING ACTIVITIES:	(459,445)	(331,133)
INVESTING ACTIVITIES		
Patents	(19,237)	(36,637)
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES:	(19,237)	(36,637)
FINANCING ACTIVITIES		
Credit Card Proceeds (Payments)	48,661	790
Capitalized Closing Costs	(12,960)	(6,939)
Notes Payable	446,245	105,502
Owner Investment	5,000	282,178
CASH PROVIDED BY (USED IN) FINANCE ACTIVITIES:	486,946	381,530
NET INCREASE (DECREASE) IN CASH	8,264	13,760
CASH AND CASH EQUIVALENTS, BEGINNING	26,616	12,856
CASH AND CASH EQUIVALENTS, ENDING	34,880	26,616

Statement of Changes in Shareholder Equity

	Common Stock, No Par	Preferred Stock, No Par			
	# of Shares Amount	# of Shares Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Ending Balance 12/31/2020	-	-	426,227	(484,927)	(58,700)
Additional Paid in Capital	-	-	11,711	-	11,711
Additional Paid in Capital - Prior Year adjustment to	-	-	(28,800)	-	(28,800)
Issuance of Common Stock to Founder	7,525,561	-	-	-	-
Sale of Preferred Stock Net of $13,837 in Offering Costs	-	443,581	299,266	-	299,266
Net Loss	-	-	-	(353,340)	(353,340)
Ending Balance 12/31/2021	7,525,561	443,581	708,404	(838,267)	(129,863)
Adjustment of Seed Round Price	-	12,049	-	-	-
Sale of Preferred Stock	-	5,682	5,000	-	5,000
Net Loss	-	-	-	(555,037)	(555,037)
Ending Balance 12/31/2022	7,525,561	461,312	713,404	(1,393,304)	(679,900)

AllerPops Corp
Notes to the Unaudited Financial Statements
December 31st, 2021 and 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AllerPops Corp, formerly Knoze Jr Corp, ("the Company") was formed in New Mexico on April 1st, 2016. The company is the manufacturer and distributor of AllerPops, a patented supplement that relieves symptoms from seasonal and yearlong allergies such as nasal congestion, irritated throat, and red eyes. It also promotes a healthy respiratory track and balanced immune system. The Company distributes its products throughout the United States and a dozen other countries and is located in Los Alamos, New Mexico.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the
contract Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company will generally fulfill its performance obligations and recognizes revenue upon the shipment of sold goods to the customer.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Inventories

Inventories are stated at the lower of costs (Weighted Average Cost) or market.

Property and Equipment

Property and equipment are recorded at historical cost and are depreciated over their statutory lives using straight-line. The Company has established its capitalization threshold at $2,500. Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to expense as incurred. As of December 31, 2022 and 2021, the Company did not own any property or equipment.

Intangible Assets

Intangible assets consist of costs associated with patent applications. The Company has been awarded five United States patents which protect the Oral Microbiota Promotion Method necessary for the effectiveness of the AllerPop. The Company also has an International patent pending application for the Oral Microbiota Promotion Method which would protect the method in Japan, Australia, South Korea, China, Europe, and other countries that are members of the Patent Cooperation Treaty (PCT). Costs related to the patents awarded are capitalized and amortized over the 20 year lives of the patents using the straight-line method. Costs related to patents pending are assessed for impairment by management on an annual basis. Cost related to patents pending are deemed impaired upon the rejection of the patent application, or when management believes that the patent is unlikely to be awarded. As of December 31, 2022 and 2021, no impairment of the patents pending was deemed necessary by management. Total amortization expense for the awarded patents for the years ended December 31, 2022 and 2021 was $4,346 and $8,647, respectively.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. In May 2014, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (the "New Revenue Standard"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to either transfer goods or services. It supersedes the revenue recognition requirements in Topic 605, "Revenue Recognition," and most industry-specific guidance. The standard's core principle is that a Company should recognize certain revenues at the time the Company has completed its remaining performance obligation related to the funds.

Effective as of January 1, 2019, the Company adopted ASU 2014-09, and all subsequent amendments, which established ASC Topic 606. The Company adopted ASC 606 using the modified retrospective method applied to all revenues not completed as of January 1, 2019. The Company's revenues come from the sale of AllerPops which payment is typically due at the point of sale. When the Company receives payment from customers before the customer has taken possession of the merchandise the amount received is recorded as deferred revenue until the sale is complete. Such performance obligations can be part of contracts with expected original durations of thirty days or less. The adoption of ASC Topic 606 did not result in a change to the accounting for the Company's revenue streams; as such, no cumulative effect was noted, and an adjustment was not recorded to retained earnings.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous standards. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of asset not to recognize lease assets and lease liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, and early application is permitted. The Company elected to adopt Topic 842 effective January 1, 2022 and used the modified retrospective method of adoption.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The CEO is not currently issued shares but controls the company as the incorporator. The CEO is the lender of the Debt in Note 6. Further, there are two short-term loans that the Company has entered into with two related parties, as described in Note 6.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company contracted with several consultants to provide various services to the Company. The Compensation terms of these agreements are that the total compensation will be paid in a combination of cash and shares of stock. Shares of stock are expected to be issued by the Company at the point in time in which they terminate their service contract with the Company or in the event of an initial public offering or an acquisition. As of December 31, 2022 and 2021, the total liability in connection to these agreements was $90,981 and $4,275, respectively, and it was estimated that a total of 105,422 share of common stock would need to be issued to satisfy that outstanding liability. Those shares are not issued and are not outstanding as of the date of these financial statements.

NOTE 5 – LEASES

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous standards. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of asset not to recognize lease assets and lease liabilities. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021, and early application is permitted.

The Company elected to adopt Topic 842 effective January 1, 2022 and used the modified retrospective method of adoption. As an estimate of the risk-free discount rate, management has selected the appropriate term of the U.S. Treasury Par Yield Curve Rate as of the December 31, 2022. Furthermore, the Club has elected the package of practical expedients that must be applied as a package consistently to all of an entity's leases that commenced before

the effective date. The package includes three expedients: 1) the entity does not reassess whether any expired or existing contracts are or contain leases, 2) the entity does not reassess lease classification for any expired or existing leases, and 3) the entity does not reassess initial direct costs for existing leases.

	Year Ending
Lease expense	2022-12
Finance lease expense	
Amortization of ROU assets	0.00
Interest on lease liabilities	0.00
Operating lease expense	18,291
Short-term lease expense *	
Variable lease expense	0.00
Sublease income *	
Total	18,291

Other Information	
(Gains) losses on sale-leaseback transactions, net *	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from finance leases (i.e. Interest)	0.00
Financing cash flows from finance leases (i.e. principal portion)	0.00
Operating cash flows from operating leases	18,075.12
ROU assets obtained in exchange for new finance lease liabilities	0.00
ROU assets obtained in exchange for new operating lease liabilities	61,219.07
Weighted-average remaining lease term in years for finance leases	0.00
Weighted-average remaining lease term in years for operating leases	2.58
Weighted-average discount rate for finance leases	0.00%
Weighted-average discount rate for operating leases	4.22%

Maturity Analysis	Finance	Operating
2023-12	0.00	17,543
2024-12	0.00	19,605
2025-12	0.00	10,749
2026-12	0.00	0.00
2027-12	0.00	0.00
Thereafter	0.00	0.00
Total undiscounted cash flows	0.00	47,898
Less: present value discount	0.00	(2,544)
Total lease liabilities	0.00	45,354

NOTE 6 – DEBT

Related Party Notes

In March 2022, the loan outstanding as of December 31, 2021 was refinanced for a second time. The refinancing was completed by the founder and shareholder of the Company and it provided the company with an additional $146,226 for working capital and it extended the due date of the loan to March 1, 2051. The loan was refinanced at a fixed APR of 4.375%. The Company's monthly payment changed from $1,170 per month to $2,137. The Company incurred an additional $6,294 in closing costs related to this refinancing transaction. These amounts are recorded as debt-issuance costs, a contra-liability account, and amortized to interest expense over the life of the loan. Total interest expense related to the note payable approximated $14,390 and $6,703, for the years ended December 31, 2022, and 2021, respectively. The note is collateralized by shareholder owned real estate.

In March 2022, the founder and shareholder of the Company entered into a loan in the amount of $169,499 and loaned this money to the Company for working capital. The loan carries a fixed APR of 4.750%. The Company's monthly payment for this loan is $884.20. The Company incurred loan related costs in the amount of $6,666.

The following is the five-year minimum principal payments due on the related party notes:

Year Ending December 31:	
2023	**$ 9,978**
2024	**10,434**
2025	**10,911**
2026	**11,409**
2027 and beyond	**548,146**
	590,877
Less Current Portion	**(9,978)**
Note Payable, net of current portion	**$ 580,890**

The Company entered into two additional short-term loans from related parties. These are discussed below.

Small Business Loans

In June 2020, the Company entered a loan with the Small Business Administration (SBA) for a total principal balance of $27,800. In February 2022, the loan agreement was amended to provide the Company an additional $27,400 loan to bring the note $55,200. The loan has a maturity date of June 15, 2050, will carry simple interest rate of 3.75%, and will require monthly payments in the amount $278. Interest started to accrue on February 2022, and the first payment was due in December 2022.

In June 2022, the Company entered a Small Business Recovery and Stimulus Program Loan Agreement with the New Mexico Finance Authority (NMFA). Under this agreement, the Company received $44,000 with a due date of June 30, 2032, and annual interest rate of 2%. Per the agreement, no interest should accrue for the first year, and interest should be calculated on a simple Interest, 30-360-day calendar year. Beginning on the second anniversary of the Closing Date and continuing through the third anniversary of the Closing Date, payments of interest only on the Loan shall be due and payable in annual installments. Following the third anniversary of the Closing Date, payments of principal and interest will be due in monthly installments according to the schedule determined by NMFA, with interest calculated using the Interest Rate.

Short-Term Loans

In November 2022, the Company entered into three short term loan agreements totaling $57,000. All three loans carry a 25% annual interest rate and are due on May 1, 2023. One of those loans for $50,000 is from a related party that is a relative of the CEO and another loan for $5,000 is from an executive of the Company.

NOTE 7 - EQUITY

The company has authorized 15,000,000 of common shares with no par value, and 4,000,000 of preferred shares with no par value. 7,986,873 and 7,969,142 shares were issued and outstanding as of 2022 and 2021, respectively.

Seed Contribution Adjustment

In 2022, the Company amended the price per share for its seed investors from $1.133 per share to $0.89 per share. This amendment resulted in the issuance of an addition 12,049 shares of common stock.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 19, 2023, the date these financial statements were available to be issued.

During 2023, the Company has been conducting an investment round under Regulation Crowdfunding and has closed on total investments of $93,304 which were in the form of sales of the Company's preferred shares at a price of $0.88 per share. The Company also raised an additional $50,000 in March of 2023 from a private investor from the sale of preferred shares.

NOTE 9 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity realized losses and negative cashflows from operations every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 10 – RISKS AND UNCERTAINTIES

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Concentration Risk: Product

The company currently sells a limited number of products. Should competition, patent challenges, or technological obsolescence occur there could be a material adverse effect on our operations and financial condition.